Exhibit 5.2

Homestore Inc.
Teleconference
Results for the First Quarter 2003
Wednesday, May 7, 2003 1:30PM PDT

ERIN:

•	Thank you and good afternoon everyone. I’m Erin Campbell with Homestore’s Corporate Communications group. Welcome to our conference call.

•	With me this afternoon are Homestore’s chief executive officer Mike Long and chief financial officer Lew Belote. Earlier today, Homestore announced its financial results for the first quarter ending March 31, 2003. On this conference call, Mike will provide an overview of Homestore’s accomplishments in the first quarter; this will be followed by a review of the company’s financial results from Lew. After their remarks, we will open up the call for your questions during the time remaining.

•	If you have not received a copy of today’s news release with our first quarter results or the accompanying detailed financial statements, you can access them in the Investor Relations section of our Web site at www.homestore.com/investorrelations (“investor relations” is typed as one word). You can also visit the Investor Relations area of our Web site to access a replay of today’s conference call broadcast two hours after the end of the call; simply click on the Event Calendar link. A transcript of this conference call will be filed on Form 8-K tomorrow and available on our Web site. Our 10-Q for the first quarter will be filed with the SEC on May 15; it will also be made available to investors on our Web site.

•	Before we begin, I must remind you that the following discussion includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to material risks and uncertainties. These statements are made as of today, and we do not assume any duty to update any forward-looking statement that may be made today. Our actual results could differ materially from those projected. Additional information concerning factors that could affect our business and financial results is included in our 10-K, and our 10-Qs, and in other reports that we file with the SEC.

•	Today’s call is scheduled for one hour. With that said, I’ll turn the call over to our CEO, Mike Long. Mike?

MIKE:

•	Thank you, Erin and good afternoon everyone and thank you for joining us.

•	Today I plan to provide a summary of our financial performance for the quarter — focusing on revenue, operating income, and liquidity — then review the highlights of our business segments with you. I will also comment briefly on several of the continuing non-operating, external issues we are managing. Lew Belote, our chief financial officer, will discuss the first quarter financial results in more detail, and then we will have a question and answer session in the time remaining.

•	The most notable aspect of our first quarter results is that they were closely aligned with our expectations, including the very limited forward looking statements we shared with you during our full year 2002 conference call.

•	The highlight of the quarter was clearly the successful launch of the completely reengineered Realtor.com Web site and its complementary Realtor.com Choice personal and property promotions capabilities. We are pleased with early consumer and Realtor response to the new offering. This successful launch completes a large development commitment we made one year ago and positions our largest online offering for revenue growth and profitability. We are now continuing our significant development program to upgrade our Homebuilder and Apartments and Rentals Web sites as well. Our confidence in our development capability has allowed us to simultaneously increase our sales and marketing investments, in anticipation of increased market acceptance of our online offerings. The growth and profitability benefits should be evident at the end of this year, and for the full year of 2004.

•	Retooling Homestore’s entire product line, while at the same time managing through a difficult financial position, is challenging but we believe necessary to prepare the company for future growth.

Q1 Financial Overview:

Let’s start with our first quarter financial results:

•	Revenue for the quarter was $54.9 million versus $60.8 million in the fourth quarter of 2002. Revenues were affected by our divestiture of non-strategic businesses, the runoff of revenue streams from discontinued products and services, along with the expiration of bulk purchases of some of our services made prior to the changes in our business model.

•	In our Media Services segment, the redevelopment of our major online offerings, including their technology, pricing structure and content, cost us some revenue in the first quarter as some customers took a “wait and see” attitude, but we believe this will be overcome in 2003.

•	As we shared with you on our last conference call, we followed through with our plans to make much-needed investments in our infrastructure that had been neglected for many years. These investments were in addition to our increased investments in development, sales and marketing. Some of these investments were capital expenditures, but many were expensed immediately against operating income.

•	For the quarter, Homestore reported net operating income of $87.5 million. While certainly notable as the company’s first-ever GAAP net income, we caution that it is exclusively the result of a one-time non-cash gain of $104.1 million resulting from the settlement of our dispute with America Online earlier this year. Backing out that gain and non-cash charges, we generated a loss from operations in the quarter of $4.1 million, which compares to an operating loss of $380,000 in the fourth quarter of 2002.

•	As we have said in prior calls, we believe that operating cash flow is the best way for investors to measure the progress of our company. On that note, we are very pleased — particularly with our cost controls. Homestore had a $2.3 million reduction in cash expenses quarter over quarter, despite incurring costs associated with our new products, our increase in our sales force and the early stage costs of our new enterprise resource planning system.

•	While Lew will address our overall financial results in more detail in a moment, I would like to emphasize that it remains our goal to make the business profitable on a GAAP basis for the full year 2004.

•	As far as cash liquidity, Homestore had $70 million available at the end of the first quarter. We said in March that our cash balance would decline during the year as we make investments in products, people and systems. We maintain our view that we have sufficient capital to operate the business. Lew will speak to the specific uses of approximately $10 million of cash during the first quarter.

Market Conditions

•	Before jumping into the discussion of each of our business segments, I want to re-state the market opportunity we are pursuing as well as describe our position in the marketplace.

•	We believe that Homestore is positioned as a leader in both an attractive part of the online services market and the overall economy. Though we have benefited from many early competitors falling away, we believe as real estate markets further embrace online services, other well-capitalized new entrants will be attracted to this market. Our investments and improvements to our business model are designed to address competitive threats as well as drive our future growth.

•	Our primary business objective is to attract an increasing share of real estate professionals’ advertising and promotion expenditures. Our estimate is that this market is $8 to $9 billion per year — with approximately half paid to the newspaper industry and the balance divided among a variety of offline media. Despite the fact that — according to a study done by the National Association of Realtors — a majority of home buyers actively used the Internet last year as a part of their search process, something less than 5 percent of the total spending was directed at all online advertising services. Without belaboring the point, we think that spending mix will increasingly favor the Internet — and that we are well positioned to benefit from such a change.

•	Our confidence is derived from several facts:

•	We have by far the largest online audience of prospective home buyers and renters — with 9.3 million unique users per month;

•	We have the most extensive content for consumers, including available new homes, existing homes and apartments, as well as home finance calculators, local information and relevant advertising;

•	We have a significant investment in people with deep industry relationships and knowledge — with hundreds of skilled sales and customer service professionals;

•	We possess exclusive and long-term partnerships with leading trade associations in both the residential real estate and homebuilding industries; and,

•	We enjoy the R&D benefits of feedback from thousands of customers who willingly share their expertise with us every day.

•	With this array of assets, we are very well positioned to capture a meaningful share of any increase in online promotion. And, as you would expect, we do and will continue to face many competitors with plans to address the same market opportunity. We view that competition as helpful in many respects, because it helps us create the momentum to encourage our customers to re-allocate their marketing and promotional investments to the Web.

•	From the perspective of our customers, we have staked out a very specific position in the online real estate sector: We are committed to creating a valuable “media” opportunity for our customers — predicated on the reach and frequency of promotion that they choose. Because we focus on making our customers’ marketing and customer relationship expenditures more effective, we do not charge referral or transaction fees to real estate professionals.

•	These transaction fees are tempting targets for many participants currently outside the real estate industry. But we think it will prove difficult to effectively tax an entire industry simply for providing online exposure, particularly where that exposure is created with the industry’s own listing content. The participants in this industry are extraordinarily savvy. We think they will determine that, in most instances, paying referral fees in exchange for online exposure is unwarranted and prohibitively expensive and that the superior value proposition for them will be embracing an online “media” model for promoting themselves and their properties

Segment Results

•	Now, I’d like to review our business segments with you:

•	Previously, we had reported four segments of our business to you. Starting this quarter, and as discussed in our 10-K filed in March, we have consolidated our reporting into three segments. These are Media Services, Software, and Print. With the evolution of our media services focus for our real estate customers, our Media

Services segment now includes all professional media product sales including our online national advertising revenue generated on the Homestore Network of Web sites, Software — which includes our Computers for Tracts, Top Producer and WyldFyre units — and Print (which we formerly called Offline Advertising) — which includes our Homestore Plans and Publications and Welcome Wagon units — remain unchanged. I’ll start with a review of our Software and Print segments, and then close with an update on Media Services.

Software Segment

•	In our Software segment, revenue declined in the first quarter relative to the fourth quarter, primarily as a result of the sale of Hessel and the completion of development projects funded, in part, with non-recurring revenue from affiliates. However, costs were reduced by an even greater amount, resulting in improved operating results, though still a loss. Returning this segment to profitability is primarily dependent on the continued adoption of the ASP version of Top Producer.

•	Our software business achieved several milestones during the quarter. Notably, Top Producer’s new 7i ASP product added important functionality during the quarter that had previously only been available in its desktop 6i product. These enhancements help Realtors save time, stay organized, instantly respond to leads, and provide better client service. Our Computers for Tracts business, which operates in the new homes segment, signed up its first clients for its Builder Suite product that has been under development for the past 12 months. Builder Suite is a Web-based product that helps facilitate new home sales through customer relationship management and marketing tools, integration with external systems, contract management, and inventory management.

Print Segment

•	As for our print segment, the financial performance of the Print segment was mixed. Revenue was adversely impacted by both seasonality and a significant shortfall in the size of our local merchant sales force, partially offset by stronger home plan sales. The seasonality simply relates to the fact that there are fewer moves in the first quarter, resulting in fewer New Mover package deliveries. On the sales side, a combination of stricter productivity standards and a tougher local selling market prevented us from reaching our targeted salesperson headcount.

•	We implemented further cost savings, mitigating about half the revenue reduction. Our success in hiring additional sales people, and their productivity, together with the impact of our new product initiatives will heavily influence this segment’s financial performance over the balance of the year.

•	During the quarter, we embarked on the most significant product changes for Welcome Wagon in at least 15 years. Specifically, we have begun a process that will allow us to integrate Welcome Wagon’s local offerings with content from our professional real estate customers. This is a unique opportunity for our customers to extend their relationship with their customers to the period after the sale. The product allows one of our customers (for example a real estate agent) to deliver a customized and co-branded Welcome Wagon New Mover gift package to their clients. These New Mover kits are similar to those we presently provide recent movers but enable customized content and contact information to be added by the Realtor.

•	We have also added “solo-mail” capabilities to Welcome Wagon for the first time. This allows local merchants, or national advertisers, to create their own, private message for recent movers, and deliver it in a timely fashion to a new mover with the equity of the Welcome Wagon brand.

•	Turning to the home plans business, Homestore Plans and Publications, which offers home plans through print magazines and over the Internet, is finally starting to bear the fruits of integration with the Homestore Network. The percentage of home plans sold online reached an all-time high during the quarter and we were able to attract several prominent advertisers to our home plan magazines. Over the next several quarters, we will implement a program to connect consumers purchasing home plans to relevant local homebuilders.

Media Services Segment

•	As for our Media Services segment, revenue in this segment fell by $2 million, or about 5 percent, primarily from the runoff from revenue streams from discontinued products and services along with the expiration of bulk purchases of some of our services made prior to changes in our business model. Our operating results for this segment were impacted by our continuing investments in new product development as well as increased investment in sales and customer service capabilities. Given the recent launch of new products, we are actually quite satisfied with these results. While it is too early to measure the financial impact of the new products, we remain optimistic about their reception.

Over the past few quarters, I have discussed our intention to re-design our basic media offerings to better serve customers. I’m pleased to report that so far this year, we have completed two significant media product launches. In January, we introduced the HomeBuilder.com Marketing System at the International Builders’ Show, and just last week we introduced entirely re-designed Realtor Choice products, our flagship Realtor advertising offering. This launch closely followed the introduction of our new consumer-facing Realtor.com Web site. The redesign centered primarily on how consumers search and find a home and optimizes that experience to be more productive on the site. The new site makes it easier for visitors to browse properties and more quickly connect with real estate agents and offices. The navigation is more intuitive, the home search path is faster, and listings now appear in a more readable format. I encourage you to take a look at the new site at www.realtor.com. The new consumer site has already resulted in twice as many properties viewed per consumer, benefiting our customers by more than doubling consumer inquiries. The system is now more flexible for Realtors and provides a more natural path for our sales teams to incrementally up-sell features.

•	As discussed in our previous conference calls, the upgrades to our media products underscore a shift in philosophy to a more consultative approach that features a greater emphasis on helping all Realtors, builders and apartment management professionals leverage our media properties to advertise their skills and properties to the largest audience of home buyers and sellers online.

•	We are confident in our media offerings and the approach — to the point that we have switched from passively renewing members on their credit card once a year to actively discussing marketing options with them throughout the year, including contract renewals. The new telemarketing sales team we started building last year to complement our upgraded field team now has the capacity to personally contact every one of our customers in a timely manner.

•	With these important milestones, I’d also like to acknowledge our technology operations team, which had three important accomplishments concurrent with successfully launching the new site and products. In reconstructing many of our media technology systems from the ground up, these accomplishments create a significant technological edge for our media properties while reducing our operating costs.

•	The first was the development of a new system that represents a significant step forward in how Homestore aggregates data. Based on our commitment to support RETS (“R-E-T-S”), the residential real estate industry’s data standard, the new system advances our data aggregation process to support a capability for near real-time listing updates, process automation, robust reporting and transparency. Previously, identifying data upload problems and fixing them often required manual solutions and sometimes took weeks. Now, such changes are automatically identified by the system, eliminating associated costs and improving service for professionals and consumers who use our sites. This feature is crucial to introducing more self-service capabilities for our customers.

•	Second, Homestore expanded a program of outsourcing a portion of its technology development efforts to a company in India during the first quarter, effectively creating a 24-hour technology operation while reducing costs.

•	Third, while retooling Realtor.com, the technical team built a new listings search technology platform that will serve as a common service for all of our Web sites. This accomplishment will greatly simplify and de-risk the retooling of our HomeBuilder.com and Apartments & Rentals sites upon which we have now embarked.

•	Our HomeBuilder.com and Homestore Apartments & Rentals sites both signed large customers during the quarter. HomeBuilder.com signed national deals with Centex Homes and Lennar for classified advertising and online lead management. And Homestore Apartments & Rentals entered similar agreements with national apartment REITS Archstone Communities and AIMCO.

•	Our National Advertising Sales team continues to make inroads for the Homestore Network as the number one online real estate advertising opportunity. The group signed a number of key advertisers in the first quarter including AT&T, Sears and Yahoo! We expect to see continued progress in this area of our business.

•	We also continue to seek out traffic-building opportunities for the Homestore Network of sites. In the first quarter, we signed an agreement with Earthlink to power their real estate and apartments searches. Similarly, Homestore Apartments &

Rentals entered into an agreement with Yahoo! Real Estate to be the featured provider of apartment listings on their site.

•	On balance, we are making very tangible progress in connecting our products and services with our professional customers while making our sites more accessible and useful for consumers.

External Factors

•	I would now like to update you on several of the non-operating external issues we continue to manage. Of course, the most progress we made during the quarter on these issues is the resolution of our dispute with AOL and entering into a new exclusive distribution agreement with them. We reviewed the details of our AOL agreement with you on our last conference call and will not be repeating them here.

Class Action Lawsuit

•	Regarding the class action lawsuit filed against Homestore, our intent is to resolve this suit when possible. Although we cannot speculate on either the ultimate timing or resolution, there were several developments during the first quarter.

•	First, the judge dismissed the charges against many of the co-defendants, including AOL and Cendant. This decision may be appealed and we cannot predict the outcome of those appeals.

•	Second, the judge ordered the parties to engage in court-supervised mediation. These sessions will take place during the course of the case, and the first session is tentatively scheduled for mid-June. Should these sessions not lead to a negotiated settlement, we anticipate a trial could commence sometime in 2004.

Cendant

•	We also don’t have anything new to announce regarding the dispute between Cendant and Homestore over the Move.com acquisition. We are still discussing certain modifications to the various agreements and contracts that were signed at the time of the acquisition. It remains our intent to reach an agreement with Cendant on this dispute as soon as possible. We cannot guarantee that these discussions will resolve Cendant’s concerns, but we are committed to finding a resolution that is satisfactory to both parties.

•	Throughout the first quarter, we have maintained a positive working relationship with Cendant, its franchises, its owned brokerage companies, independent franchised brokers as well as tens of thousands of Century 21, Coldwell Banker and ERA agents. We participated in each of the annual franchise conventions during the first quarter, and we maintain an active renewal program for Cendant affiliates. We are also assisting Cendant with the rollout of an enterprise software application that we developed with them at our Top Producer unit.

•	We continue to believe that removing the remaining “external” issues surrounding the company is an important element in creating shareholder value. As we resolve these issues, we will share with you the results.

•	I’ll now turn the call over to Lew Belote, Homestore’s chief financial officer. Lew?

LEW:

•	Thanks Mike. Hello everyone. I will be going over some of the more significant items in the financial statements we released today. I will touch on certain items in our statement of operations, our balance sheet and our cash flows. First though, I want to repeat the warning I have given in prior quarters. We continue to experience many one-time and non-recurring items, especially in the expense lines, therefore the results may not be representative of ongoing operations. We are making new investments in 2003 in both sales and marketing, and product development; so those expense levels should increase as we position the business for growth. As we have discussed on previous calls, Homestore has experienced substantial changes to the business in the past five quarters, so it is difficult to compare our first quarter results to the same period in 2002. Accordingly, we will continue to focus on our sequential performance, against our most recent quarter, Q4 of 2002.

Statement of Operations

•	Starting with the statement of operations, revenue declined this quarter from last quarter by approximately $6.0 million, primarily related to three factors: the sale of our Hessel operations; the expiration of bulk purchases by an affiliate (which can be quantified from the change in our “Revenue from related party” line); and, a revenue decline in our Print businesses due to seasonality issues and a shortfall in our local merchant sales force.

•	Our gross profit margin was stable quarter over quarter at 72 percent, demonstrating our ability to control costs, even while experiencing revenue declines and undergoing significant new activities in the quarter.

•	We reduced our cash operating costs in the quarter by $2.3 million compared to the fourth quarter; this is after experiencing an additional $5.0 million cash expense for the new AOL agreement. While we do not expect to achieve significant cost reductions in the future, we will continue to aggressively manage our costs.

•	As Mike mentioned, Homestore recorded a one-time non-cash gain of $104.1 million in the quarter related to the settlement of arbitration and termination of our prior agreement with AOL. This one-time gain, while being large enough to make us profitable on a GAAP basis in 2003, is not representative of our true operating results. The settlement with AOL also strengthens our balance sheet as we were able to reduce our liability to the amounts now owing under the new agreement.

•	After excluding the one-time gain, non-recurring charges and our non-cash charges (principally stock based charges, depreciation and amortization) our operating loss was $4.1 million for the quarter. This compares to an operating loss of $380,000 in the fourth quarter when presented on the same basis. There is a table attached to our press release to show how this is calculated, and it does not include any gains from discontinued operations. We provide this information because it is how management monitors and evaluates the business.

•	On a segment basis, we have realigned the business as three segments: Media Services, Software and Print, with our former Online Advertising segment now included in Media Services.

•	Our Media Services segment remains profitable even with a 5 percent decline in revenue and the additional investment in sales and marketing.

•	In Software, we experienced a 31 percent decline in revenue attributable to the sale of Hessel and the wind-down of a long-term development contract at Top Producer; however, we were able to reduce the segment’s operating loss by $528,000.

•	In our Print segment, even with the revenue decline of $919,000 discussed by Mike a moment ago, our net loss increased only slightly to $489,000 for the quarter.

•	Finally, our corporate costs were reduced by 55 percent as we had substantially lower stock based charges, no one-time charges and strong management of our remaining expenses.

•	Going forward, we do believe that our sales and marketing costs will increase in future quarters as we add additional sales representatives, increase our costs of traffic acquisition and begin to more heavily promote each of our online media and print brands.

Balance Sheet

•	Homestore’s cash balance at March 31, 2003 was approximately $70 million. This compares to a December 31, 2002 balance of $80.5 million. Our balance is above our previous expectations with part of that due to timing differences, and some impact of our cost containment.

     Statement of Cash Flows

•	Homestore used $10.5 million in cash during the first quarter. The use of that cash is highlighted as follows:

•	$6.2 million in advance payments to AOL

•	$2.5 million in capital expenditures

•	$2.5 million in the payment of restructuring charges

•	offset by $1.3 million in proceeds from the sale of our Hessel operations

•	The $4.1 million cash operating loss was offset by advance payments on annual subscription renewals in Realtor where we have received the cash but will recognize the revenue over the coming year.

•	We expect that in the second quarter we will use more cash than we did in the first quarter and our cash position will likely fall to as low as $50 million over the next several months as we suggested in our March conference call. However, we do believe that we will end the year with our cash balance growing in the fourth quarter.

•	We are committed to making the necessary investments to grow our business and generate consistent profitability over the long term to increase shareholder value.

•	Now I’ll turn the call back over to Mike for concluding comments. Mike?

MIKE:

•	Thank you, Lew. On behalf of all of the employees of Homestore, I want to thank you for your interest.

•	We would be happy to take any questions you might have in the time remaining.

•	Operator, would you please open up the phone lines for questions.